UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 99936 / April 10, 2024

ADMINISTRATIVE PROCEEDING
File No. 3-21877

In the Matter of **MBG Holdings, Inc. (f/k/a American Metals Recovery and Recycling, Inc.),** **Respondent.**	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934

I.

      The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by MBG Holdings, Inc. (f/k/a American Metals Recovery and Recycling, Inc.)(CIK No. 1488638) ("MBGH" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on February 29, 2024, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

      Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Respondent ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   MBGH (CIK No. 1488638) is a a Nevada corporation located in Austin, Texas with a class of securities registered with the Commission under Exchange Act Section 12(g). As of As of February 8, 2024, the common stock of MBGH (Symbol MBGH) was quoted on OTC Link whose parent company is OTC Markets, Inc.

      2.   MBGH has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2022

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of the securities of MBG Holdings, Inc. (f/k/a American Metals Recovery and Recycling, Inc.) (Ticker: MBGH; CIK No.: 1488638) registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of April 11, 2024.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

                                  Vanessa A. Countryman
                                  Secretary

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]   This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.